SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                 No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 9, 2021
KT Corporation

By:	/s/ Seunghoon Chi
Name:	Seunghoon Chi
Title:	Vice President

By:	/s/ Ginah Yun
Name:	Ginah Yun
Title:	Director

Notice of the 39th Annual General Meeting of Shareholders

*	To be presented at the meeting

Notice of the Annual General Meeting of Shareholders

March 09, 2021

To our Shareholders,

KT Corporation will hold the 39th Annual General Meeting of Shareholders (“the Meeting”) on March 29, 2021.

At the Meeting, five items titled “Matters to be Reported” will be presented as information about the Company’s performance as well as material issues worth noting for FY2020. Additionally, five agendas, including the election of directors, will be submitted for shareholders’ approval.

Holders of KT Corporation’s common stock as of the close of business on December 31, 2020 will be entitled to exercise voting rights at the Meeting. Each common stock is entitled to one vote for the election of each director position and one vote for each of the other agendas.

I look forward to your participation.

Hyeon-Mo Ku

Chief Executive Officer

•	Date and Time: Monday, March 29th 2021 at 9:00 a.m. (local time)

•	Place: Lecture Hall (2F) of KT Corporation’s R&D Center located at 151 Taebong-ro, Seocho-gu, Seoul, Korea

•	Record Date: December 31, 2020

Matters to be Reported

Business Report for the 39th Fiscal Year

Pursuant to Article 447-2(Preparation of Business Report) and Article 449 of the Commercial Act (Approval and Public Notice of Financial statements, etc.), KT’s 39th annual business report is as follows:

KT Corporation (“the Company”) has prepared its financial statements in accordance with K-IFRS. On a separate basis, the Company recorded a total operating revenue of KRW 17,879.3 billion in FY2020, representing a decrease of 1.8% YoY on decline in handset revenue. Additionally, the Company recorded operating income and net income of KRW 878.2 billion and KRW 665.5 billion, respectively. Brief highlights of the major business areas are described below.

KT has declared a shift to a digital platform company (Digico) in 2020. KT is accelerating innovation in business including media, finance, and B2B to a customer-oriented platforms. Despite the difficult business environment due to COVID-19 in 2020, the Company has sustained growth in core business such as wireless communications, broadband, and IPTV, and has also achieved great performance in B2B business such as IDC, Cloud, and AI/DX (Digital Transformation), and built the basis for transformation to Digico. In addition, KT has strengthened corporate synergy by reorganizing its group capabilities such as KT Skylife’s acquisition of Hyundai HCN and the merger of KTH and KT mhows.

KT has achieved great performances in the B2B market, such as large-scale national infrastructure construction, IDC business focusing on domestic and overseas leading companies, and AI Call Centers. Through launching ‘KT Enterprise’ as its B2B brand, the Company is accelerating to discover and expand business opportunities in the B2B market. In addition, the company is transforming into a digital platform company by building a DX platform based on AI, Big Data, and Cloud competitiveness and delivering it with a high quality network infrastructure.

After commercializing 5G for the first time in the world in April 2019, KT has rolled out its coverage, and is now focusing on indoor coverage such as multi-use facilities, and transportation stations to improve the quality of customer experience. KT released ‘Super Plan’ the first unlimited data plan for 5G, and ‘Super Plan Choice, which provides additional services such as ‘Seezn’ (OTT), ‘Genie Music’ (Music streaming) and ‘Cloud Game’ (Mobile game streaming). With these customer-oriented plans and the Netflix bundle plan, the Company achieved 3.62 million 5G subscribers, which is about 25% of total handset subscribers, as of the end of 2020.

For the fixed-line segments, KT maintains 80.8% market share at the end of 2020 as it has high brand awareness and customer loyalty, but its subscribers and sales continue to decline due to unlimited mobile voice calls and substitution of voice-to-data.

In the broadband business, KT maintains its leadership through providing the highest quality GiGA Internet and Wifi services in Korea by releasing Internet-only products for single-person households and small business owners, which are increasing due to changes in social structure. In October 2014, KT released GiGA Internet, which is 10 times faster than the previous broadband and 3 times faster than GiGA WiFi. The company surpassed 1 million subscribers in December 2015, one year and two months after the GiGA Internet launch, and recorded 5.88 million as of the end of 2020.

With the largest number of IPTV subscriber in Korea, KT continues to increase its net subscribers through differentiated marketing using Giga Genie, the first AI set-top box in Korea, and continues to improve its profitability by increasing platform revenue and efficient cost execution. KT’s Giga Genie, launched in early 2017, has exceeded 500,000 subscribers in one year and reached 2.72 million subscribers as of the end of 2020, leading the domestic AI market. In addition, the Company’s IPTV provides 250 real-time channels and 210,000 VODs, and has also partnered with Netflix in 2020 to further improve customer experience.

KT is planning to expand its business such as DX (Digital Transformation) platform, AI, digital logistics, and robots in B2B area. In particular, the Company will provide services to the government and companies through the platform of its data and business it currently operates, thereby building the solid foundation for sustainable growth in the future.

Subscribers of Major Services					(unit: 10K	)
	Mobile	Broadband	IPTV	PSTN	VoIP
Dec 2020	2,231	917	876	1,045	313
Dec 2019	2,192	896	835	1,105	313

Report on Evaluation Results of Management Performance for the 39th Fiscal Year

Pursuant to Article 34 (Execution of Employment Contract with the Representative Director), evaluations results for Representative Directors performance shall be reported at the Meeting as described below.

The Evaluation and Compensation Committee has reviewed management’s performance for FY2020. The following table summarizes annual KPI and evaluation results for the Representative Director’s short-term performance.

	Annual KPI	Weight	Score
Quantitative KPI	- Service Revenue of KT Corporation - Revenue Generated from Core Businesses - Operating Income of KT Corporation	65%	64.34

Qualitative KPI	- Enhancing Core Business Performance and Strengthening the Foundation of Sustainable Growth - Management System Transformation such as Customer-Driven Innovation - Restoring Corporate Trust and Enhancing Compliance	35%	34.25

Total		100%	98.59

Report on Standards and Method of Payment for Remuneration of Directors

Pursuant to Article 31 (Remuneration and Severance Allowance for Directors) of the KT’s Articles of Incorporation, the criteria in place to determine the remuneration for executive directors and the method of payment are reported as follows:

For clarification, executive director refers to an inside director, whereas non-executive director represents an outside director.

•	Summary of Executive Compensation Program

The Company’s Executive Compensation program is designed to reward both short-term and long-term performances of management. The Company believes it is critical to maintain a well-balanced incentive program that encourages the management not only to achieve short-term performance, but also to strive for the Company’s long-term value enhancement. The Company operates the Evaluation and Compensation Committee, which dictates annual goals and conducts performance evaluation of the management. The Evaluation and Compensation Committee is also comprised of only outside directors in order to maintain objectivity and fairness of the program. Despite the existing norm among Korean companies do not disclose such standards and methods, the Company not only discloses but also reports such information to the AGM in order to guarantee transparency in executive compensation.

•	Components of Executive Compensation

The remuneration for executive officers consists of annual salary, short-term performance based incentives, long-term performance based incentives, severance package, and etc.

The annual salary is further broken down into two major factors — base salary and payment for the responsibility of office. Compensation shall be made on a monthly basis at an amount equivalent to one-twelfth of the annual salary.

Short-term performance based incentives are paid in cash. The amount varies in accordance with each director’s result of performance evaluation by the Evaluation and Compensation Committee. Specific payment schemes related to short-term incentives are as follows:

•	Representative Director : 0~180% of base salary

•	Other Inside Directors : 0~140% of base salary

Long-term performance based incentives are paid in the form of a stock grant with a lock-up period of three years. The amount is determined based on TSR (Total Shareholder’s Return) and Group EBITDA. Specific payment schemes related to long-term incentives are as follows:

•	Representative Director : 0~140% of base salary

•	Other Inside Directors : 0~95% of base salary

Severance payment is calculated using the following formulas:

•	Representative Director :

(Average monthly salary) x (number of years in service) x (5)

•	Other Inside Directors :

(Average monthly salary) x (number of years in service) x (3)

Fringe benefits are paid in accordance with relevant standards.

•	Criteria for Evaluation

The Company’s performance appraisal process begins with the setting up of annual goals by the Evaluation and Compensation Committee. Annual goals are established in alignment with the Company’s overall operational and financial goals and the ultimate goal of improving shareholders’ value.

Short-term Performance

Short-term performance is comprised of quantitative and qualitative factors. Typically, quantitative goals are related to financial and operational performances, whereas qualitative goals are focused on achieving operational and strategic goals to further enhance long-term competitiveness. Weighted Key Performance Index (KPI) is in place to assess annual short-term performance. Please refer to “Report on Evaluation Results of Management Performance for the 39th Fiscal Year” for results of the Representative Director’s short-term performance for FY2020.

Long-term Performance

Long-term performance incentives are provided to reward management’s contribution to long-term financial and operational competitiveness. Incentive are offered in accordance with TSR (Total Shareholder Return) and Group EBITDA; each factor has a weight of 50%. TSR is computed by the relative performance of the Company’s TSR against the TSR of KOSPI and other domestic telecommunication service providers. The following illustrates the formulas for TSR, Group EBITDA:

•	TSR : Share Price Return + Shareholders Return (Dividend and Share Retirement)

•	TSR Result : 100% + {KT’s TSR – (Domestic Telco’s TSR x 80% + KOSPI TSR x 20%)}

•	Group EBITDA : Operating profit + Depreciation & Amortization

•	Compensation for Outside Directors

Until February 2010, the Company had no incentive based compensation program for outside directors. Instead, fixed amounts of compensation were paid to outside directors as allowances to execute their respective duties. However, the BOD introduced a new compensation program for outside directors in March 2010. The program consists of cash and stock grant in which stock grant requires a one year of lock-up period. The total remuneration for outside directors for FY2020 was recorded at KRW 764 million. The stock grant will be offered in FY2021

•	Summary of Total Compensation

1) Compensation Paid to Directors

(KRW millions)

Year	Inside Directors (3 persons)		Outside Directors (8 persons)		Total (11 persons)
	Total	Average	Total	Average
2018	3,496	1,165	684	86	4,180
2019	2,950	983	742	93	3,692
2020	6,680	2,227	764	96	7,444
2020 excl. severance pay	3,076	1,025	764	96	3,840

*	The amount above represents actual cash payments executed each FY.

*	The amount includes severance pay for former-CEO and former-inside directors following the Severance Pay Regulations for Executives.

*	FY2020 severance pay for former-CEO and former-inside directors:

•	Mr. Chang-Gyu Hwang (former-CEO, 6.18 years of service): KRW 1,474 million

•	Mr. Dong-Myun Lee (former-inside director, 14.91 years of service): KRW 1,508 million

•	Mr. In-Hoe Kim (former-inside director, 6.18 years of service): KRW 622 million

2) Comparison between total compensation paid and ceiling amounts on remuneration approved at the Annual General Meeting of Shareholders.

(KRW millions)

Year	Total Compensation(A)	Ceiling Amount on Remuneration(B)*	Payment Ratio(A/B)
2018	4,180	6,500	64.3%
2019	3,692	5,800	63.7%
2020	7,444	5,800	128.3%
2020 excl. severance pay	3,840	5,800	66.2%

*	Maximum amounts of remuneration allowed per accrual basis

Ceiling amount on remuneration for Directors for the year 2021 is proposed at the BOD meeting on March 9, 2021. Following the board’s resolution, proposed cap will be voted at the upcoming AGM. For further details, please refer to the Agenda No.5 – Approval of Ceiling Amount on Remuneration for Directors.

•	Share Ownership of Directors

Inside directors can make personal decisions to purchase KT shares from the market. In addition, inside directors are also rewarded with stock grants as long-term performance incentives based on the TSR and Group EBITDA formulas described above. Such grants are subject to a lock-up period of three years.

The following table represents current inside directors’ ownership of KT shares as of December 31, 2020.

Full Name	Number of Shares
Hyeon-Mo Ku	23,563
Yoon-Young Park	8,440
Jong-Ook Park	11,187

Outside directors are also rewarded with stock grant with a lock-up period of one year. The following table represents current outside directors’ ownership of KT shares as of December 31, 2020.

Full Name	Number of Shares
Dae-You Kim	943
Gang-Cheol Lee	943
Hee-Yol Yu	472
Tae-Yoon Sung	472
Chung-Gu Kang	—
Chan-Hi Park	—
Eun-Jung Yeo	—
Hyun-Myung Pyo	10,684

Matters Requiring Resolution

General Information for Voting

•	Number and Classification of Voting Shares

The record date to exercise voting rights at the AGM is December 31, 2020. As of the record date, the total number of KT shares issued was 261,111,808. The number of common shares, excluding treasury shares, entitled to exercise voting rights was 241,842,130 shares.

•	Method of Resolution

Pursuant to the provisions of the Commercial Act, Agenda No. 1, 3 and 5 shall be passed by a majority of the votes cast by the shareholders present at the meeting and at least one-fourth of the total shares that are entitled to vote. Agenda No. 2 shall be passed by at least two-thirds of the votes cast by the shareholders present at the meeting and at least one-third of total shares entitled to vote. Pursuant to the provisions of the Commercial Act, Agenda No. 4, the election of Audit Committee members, shall be passed by a majority of the votes cast by the shareholders present at the meeting and at least one-fourth of the total shares that are entitled to vote.

•	Limit on Exercising Voting Rights for Election of the Members of the Audit Committee

The Article 409 of the Commercial Act stipulates that any shareholder who holds more than 3% of the total issued shares with voting rights may not exercise his or her vote in respect of such excess shares beyond the “3% limit” when exercising voting rights with respect to election of an Outside Director to become an Audit Committee Member (Agenda No. 4). Please note that the shareholders who own more than 3% of KT’s voting shares, equivalent to 7,255,263 shares, are not entitled to exercise any voting rights exceeding the “3% limit”.

Agenda No.  1

Approval of Financial Statements for the 39th Fiscal Year

Pursuant to Article 449 of the Commercial Act (Approval and Public Notice of Financial Statements), approval of the financial statements for the 39th fiscal year is hereby requested.

Background Information

Subsequent pages include only financial statements for both consolidated and separate bases. The financial statements have been audited by an independent auditor. On March 9, 2021, a full copy of the Independent Auditor’s Report, including opinion pages and a report on ICOFR*, was uploaded to KT’s website(https://corp.kt.com/eng/html/investors/financial/audit_01.html , IR Audit Report), and will be filed with SEC as a Form 6-K on March 10, 2021. Financial notes is also included in the Independent Auditor’s Report and should be read in conjunction with financial statements.

* ICOFR : Internal Controls over Financial Reporting

KT Corporation and Subsidiaries

Consolidated Statements of Financial Position

Years Ended December 31, 2020 and 2019

(in millions of Korean won)	Notes	December 31, 2020		December 31, 2019
Assets

Current assets
Cash and cash equivalents	4, 5	~~W~~	2,634,624	~~W~~	2,305,894
Trade and other receivables, net	4, 6		4,902,471		5,906,445
Other financial assets	4, 7		1,202,840		868,388
Current income tax assets			2,059		68,120
Inventories, net	8		534,636		665,498
Current assets held-for-sale	10		1,198		83,602
Other current assets	9		1,876,352		1,999,282

Total current assets			11,154,180		11,897,229

Non-current assets
Trade and other receivables, net	4, 6		1,250,769		1,181,797
Other financial assets	4, 7		544,347		821,658
Property and equipment, net	11		14,206,119		13,785,299
Right-of-use assets	21		1,217,179		1,268,329
Investment properties, net	12		1,368,453		1,387,430
Intangible assets, net	13		2,161,258		2,834,037
Investments in associates and joint ventures	14		557,881		267,660
Deferred income tax assets	31		433,698		411,171
Other non-current assets	9		768,661		685,488

Total non-current assets			22,508,365		22,642,869

Total assets		~~W~~	33,662,545	~~W~~	34,540,098

The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Financial Position

Years Ended December 31, 2020 and 2019

(in millions of Korean won)	Notes	December 31, 2020		December 31, 2019
Liabilities

Current liabilities
Trade and other payables	4, 15	~~W~~	6,210,099	~~W~~	7,597,478
Borrowings	4, 16		1,418,114		1,185,725
Other financial liabilities	4, 7		2,493		943
Current income tax liabilities			232,225		66,266
Other provisions	17		165,990		175,612
Deferred income			60,252		53,474
Other current liabilities	9		1,103,299		1,068,558

Total current liabilities			9,192,472		10,148,056

Non-current liabilities
Trade and other payables	4, 15		807,540		1,082,219
Borrowings	4, 16		5,898,184		6,113,142
Other financial liabilities	4, 7		260,676		149,136
Net defined benefit liabilities	18		378,087		365,663
Other provisions	17		86,202		78,549
Deferred income			149,050		99,180
Deferred income tax liabilities	31		429,331		425,468
Other non-current liabilities	9		909,570		895,137

Total non-current liabilities			8,918,640		9,208,494

Total liabilities			18,111,112		19,356,550

Equity attribute to owners of the Controlling Company
Share capital	22		1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	23		12,155,420		11,633,780
Accumulated other comprehensive income	24		86,051		194,934
Other components of equity	24		(1,234,784)		(1,170,083)

			14,011,444		13,663,388
Non-controlling interest			1,539,989		1,520,160

Total equity			15,551,433		15,183,548

Total liabilities and equity		~~W~~	33,662,545	~~W~~	34,540,098

The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Profit or Loss

Years Ended December 31, 2020 and 2019

(in millions of Korean won, except per share amounts)	Notes	2020		2019
Operating revenue	26	~~W~~	23,916,667	~~W~~	24,342,064
Operating expenses	28		22,732,560		23,182,498

Operating profit			1,184,107		1,159,566
Other income	29		341,253		259,431
Other expenses	29		559,576		431,684
Finance income	30		498,614		424,395
Finance costs	30		507,383		432,133
Share of net losses of associates and joint ventures	14		18,041		(3,304)

Profit before income tax expense			975,056		976,271
Income tax expense	31		271,664		310,329

Profit for the year		~~W~~	703,392	~~W~~	665,942

Profit for the year attributable to:
Owners of the Controlling Company:		~~W~~	658,025	~~W~~	615,777
Non-controlling interest:			45,367		50,165

Earnings per share attributable to the equity holders of the Controlling Company during the year (in Korean won):	32
Basic earnings per share		~~W~~	2,684	~~W~~	2,512
Diluted earnings per share			2,683		2,510

The above consolidated statements of profit or loss should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2020 and 2019

(in millions of Korean won)	Notes	2020		2019
Profit for the year		~~W~~	703,392	~~W~~	665,942

Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurements of the net defined benefit liability	18		(60,181)		(25,777)
Share of remeasurement loss of associates and joint ventures			786		649
Gain on valuation of equity instruments at fair value through other comprehensive income			51,696		155,319
Items that may be subsequently reclassified to profit or loss:
Gain on valuation of debt instruments at fair value through other comprehensive income			(9,699)		11,833
Valuation gain on cash flow hedge			(84,044)		67,548
Other comprehensive income from cash flow hedges reclassified to profit or loss			111,431		(44,684)
Share of other comprehensive income from associates and joint ventures			15,932		2,517
Exchange differences on translation of foreign operations			(2,666)		4,933

Total comprehensive income for the year		~~W~~	726,647	~~W~~	838,280

Total comprehensive income for the year attributable to:
Owners of the Controlling Company		~~W~~	684,213	~~W~~	738,415
Non-controlling interest			42,434		99,865

The above consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2020 and 2019

		Attributable to owners of the Controlling Company
(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non-controlling interest		Total equity
Balance at January 1, 2019		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,328,859	~~W~~	50,158	~~W~~	(1,181,083)	~~W~~	13,202,691	~~W~~	1,528,589	~~W~~	14,731,280
Changes in accounting policy	42		—		—		(3,890)		—		—		(3,890)		—		(3,890)
Adjusted balance at January 1, 2019			1,564,499		1,440,258		11,324,969		50,158		(1,181,083)		13,198,801		1,528,589		14,727,390
Comprehensive income
Profit for the year			—		—		615,777		—		—		615,777		50,165		665,942
Remeasurements of net defined benefit liabilities	18		—		—		(22,774)		—		—		(22,774)		(3,003)		(25,777)
Share of loss on remeasurements of associates and joint ventures			—		—		636		—		—		636		13		649
Share of other comprehensive income of associates and joint ventures			—		—		—		2,427		—		2,427		90		2,517
Valuation gain on cash flow hedge	4,7		—		—		—		22,850		—		22,850		14		22,864
Gain on valuation of financial instruments at fair value through other comprehensive income	4,7		—		—		—		114,869		—		114,869		52,283		167,152
Exchange differences on translation of foreign operations			—		—		—		4,630		—		4,630		303		4,933

Total comprehensive income for the year			—		—		593,639		144,776		—		738,415		99,865		838,280

Transactions with owners
Dividends paid by the Controlling Company			—		—		(269,659)		—		—		(269,659)		—		(269,659)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(35,500)		(35,500)
Change in consolidation scope			—		—		—		—		(245)		(245)		1,784		1,539
Change in ownership interest in subsidiaries			—		—		—		—		(9,082)		(9,082)		(74,578)		(83,660)
Appropriations of loss on disposal of treasury stock			—		—		(15,169)		—		15,169		—		—		—
Disposal of treasury stock			—		—		—		—		3,346		3,346		—		3,346
Others			—		—		—		—		1,812		1,812		—		1,812

Subtotal			—		—		(284,828)		—		11,000		(273,828)		(108,294)		(382,122)

Balance at December 31, 2019		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,633,780	~~W~~	194,934	~~W~~	(1,170,083)	~~W~~	13,663,388	~~W~~	1,520,160	~~W~~	15,183,548

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2020 and 2019

		Attributable to owners of the Controlling Company
(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non-controlling interest		Total equity
Balance as at December 31, 2019		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,633,780	~~W~~	194,934	~~W~~	(1,170,083)	~~W~~	13,663,388	~~W~~	1,520,160	~~W~~	15,183,548
Balance as at January 1, 2020			1,564,499		1,440,258		11,633,780		194,934		(1,170,083)		13,663,388		1,520,160		15,183,548
Comprehensive income
Profit for the year			—		—		658,025		—		—		658,025		45,367		703,392
Remeasurements of net defined benefit liabilities	18		—		—		(49,554)		—		—		(49,554)		(10,627)		(60,181)
Share of gain on remeasurements of associates and joint ventures			—		—		410		—		—		410		376		786
Share of other comprehensive income of associates and joint ventures			—		—		—		14,701		—		14,701		1,231		15,932
Valuation gain on cash flow hedge	4,7		—		—		—		27,433		—		27,433		(46)		27,387
Gain on valuation of financial instruments at fair value through other comprehensive income	4,7		—		—		184,215		(150,135)		—		34,080		7,917		41,997
Exchange differences on translation of foreign operations			—		—		—		(882)		—		(882)		(1,784)		(2,666)

Total comprehensive income for the year			—		—		793,096		(108,883)		—		684,213		42,434		726,647

Transactions with owners
Dividends paid by the Controlling Company			—		—		(269,766)		—		—		(269,766)		—		(269,766)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(40,802)		(40,802)
Change in ownership interest in subsidiaries			—		—		—		—		11,628		11,628		18,197		29,825
Appropriations of loss on disposal of treasury stock			—		—		(1,690)		—		1,690		—		—		—
Acquisition of treasury stock			—		—		—		—		(110,097)		(110,097)		—		(110,097)
Disposal of treasury stock			—		—		—		—		33,213		33,213		—		33,213
Others			—		—		—		—		(1,135)		(1,135)		—		(1,135)

Subtotal			—		—		(271,456)		—		(64,701)		(336,157)		(22,605)		(358,762)

Balance as at December 31, 2020		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	12,155,420	~~W~~	86,051	~~W~~	(1,234,784)	~~W~~	14,011,444	~~W~~	1,539,989	~~W~~	15,551,433

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2020 and 2019

(in millions of Korean won)	Notes	2020		2019
Cash flows from operating activities
Cash generated from operations	34	~~W~~	4,745,293	~~W~~	4,058,065
Interest paid			(254,852)		(255,908)
Interest received			259,836		276,349
Dividends received			19,623		18,922
Income tax paid			(30,073)		(352,255)

Net cash inflow from operating activities			4,739,827		3,745,173

Cash flows from investing activities
Collection of loans			63,435		63,517
Disposal of financial assets at fair value			528,655		720,148
through profit or loss
Disposal of financial assets at amortized cost			528,746		422,637
Disposal of financial assets at fair value through other comprehensive income			351,065		—
Disposal of investments in associates and joint ventures			24		16,930
Disposal of assets held-for-sale			83,241		28,834
Disposal of property and equipment and investment properties			49,832		42,554
Disposal of intangible assets			13,362		12,097
Disposal of right-of-use assets			2,023		9,393
Discontinued operations			205		1,977
Loans granted			(48,731)		(65,138)
Acquisition of financial assets at fair value through profit or loss			(521,142)		(793,977)
Acquisition of financial assets at amortized cost			(759,180)		(501,838)
Acquisition of financial assets at fair value through other comprehensive income			(14,092)		(14,277)
Acquisition of investments in associates and joint ventures			(273,411)		(29,980)
Acquisition of property and equipment and investment properties			(3,207,566)		(3,263,338)
Acquisition of intangible assets			(511,094)		(530,775)
Acquisition of right-of-use assets			(5,824)		(6,236)
Decrease in cash due to business combination, etc.			(41,018)		—

Net cash outflow from investing activities			(3,761,470)		(3,887,472)

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2020 and 2019

Cash flows from financing activities	35
Proceeds from borrowings			1,795,221		1,951,568
Settlement of derivative assets and liabilities, net			36,594		33,635
Cash inflow from other financing activities			35,854		65,698
Repayments of borrowings			(1,627,354)		(1,377,394)
Dividends paid			(310,567)		(305,159)
Decrease in lease liabilities			(447,784)		(485,444)
Decrease in other liabilities			(13,674)		—
Liquidation of derivative instruments			—		(9,734)
Acquisition of treasury stock			(114,683)		—
Cash outflow from consolidated equity transaction			(1,192)		(122,918)

Net cash outflow from financing activities			(647,585)		(249,748)

Effect of exchange rate change on cash and cash equivalents			(2,042)		(5,481)

Net increase (decrease) in cash and cash equivalents			328,730		(397,528)
Cash and cash equivalents
Beginning of the year	5		2,305,894		2,703,422

End of the year	5	~~W~~	2,634,624	~~W~~	2,305,894

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

KT Corporation

Separate Statements of Financial Position

December 31, 2020 and 2019

(in millions of Korean won)	Notes	December 31, 2020		December 31, 2019
Assets
Current assets
Cash and cash equivalents	4,5	~~W~~	1,541,210	~~W~~	1,328,397
Trade and other receivables, net	4,6		3,127,040		3,231,008
Other financial assets	4,7		268,046		100,830
Inventories, net	8		353,310		477,138
Current income tax assets			—		64,967
Current assets held-for-sale	10		—		82,865
Other current assets	9		1,866,128		1,950,038

Total current assets			7,155,734		7,235,243

Non-current assets
Trade and other receivables, net	4,6		1,080,282		1,063,440
Other financial assets	4,7		180,780		179,240
Property and equipment, net	11		11,999,717		11,447,952
Right-of-use assets	21		1,152,153		1,194,800
Investment properties, net	12		735,563		769,019
Intangible assets, net	13		1,583,456		2,239,882
Investments in subsidiaries, associates and joint ventures	14		3,505,017		3,501,391
Other non-current assets	9		635,224		581,693

Total non-current assets			20,872,192		20,977,417

Total assets		~~W~~	28,027,926	~~W~~	28,212,660

The above separate statements of financial position should be read in conjunction with the accompanying notes.

KT Corporation

Separate Statements of Financial Position

December 31, 2020 and 2019

(in millions of Korean won)	Notes	December 31, 2020		December 31, 2019
Liabilities
Current liabilities
Trade and other payables	4,15	~~W~~	4,276,962	~~W~~	4,729,682
Borrowings	4,16		1,228,777		1,052,526
Current income tax liabilities	30		76,036		—
Provisions	17		152,971		167,729
Deferred income			53,836		45,754
Other current liabilities	9		819,385		805,561

Total current liabilities			6,607,967		6,801,252

Non-current liabilities
Trade and other payables	4,15		738,275		1,028,886
Borrowings	4,16		5,716,991		5,975,514
Other financial liabilities	4,7		120,349		18,632
Net defined benefit liabilities	18		270,290		274,598
Provisions	17		79,774		69,990
Deferred income	26		141,554		91,703
Deferred income tax liabilities	30		271,454		206,440
Other non-current liabilities	9		877,715		852,349

Total non-current liabilities			8,216,402		8,518,112

Total liabilities			14,824,369		15,319,364

Equity
Share capital	22		1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	23		11,233,714		10,866,582
Accumulated other comprehensive income	24		42,906		23,449
Other components of equity	24		(1,077,820)		(1,001,492)

Total equity			13,203,557		12,893,296

Total liabilities and equity		~~W~~	28,027,926	~~W~~	28,212,660

The above separate statements of financial position should be read in conjunction with the accompanying notes.

KT Corporation

Separate Statements of Profit or Loss

Years Ended December 31, 2020 and 2019

(in millions of Korean won, except per share amounts)	Notes	2020		2019
Operating revenue	26	~~W~~	17,879,281	~~W~~	18,204,751
Operating expenses	27		17,001,042		17,457,029

Operating profit			878,239		747,722
Other income	28		396,484		322,880
Other expenses	28		464,981		442,977
Finance income	29		452,709		383,514
Finance costs	29		449,153		387,923

Profit before income tax			813,298		623,216
Income tax expense	30		147,805		194,794

Profit for the year		~~W~~	665,493	~~W~~	428,422

Earnings per share
Basic earnings per share	31	~~W~~	2,714	~~W~~	1,747
Diluted earnings per share	31		2,713		1,747

The above separate statements of profit or loss should be read in conjunction with the accompanying notes.

KT Corporation

Separate Statements of Comprehensive Income

Years Ended December 31, 2020 and 2019

(in millions of Korean won)	Notes	2020		2019
Profit for the year		~~W~~	665,493	~~W~~	428,422

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Remeasurements of the net defined benefit liability	18		(26,790)		(10,906)
Gain on valuation of equity instruments at fair value through other comprehensive income			1,566		59
Items that may be subsequently reclassified to profit or loss:
Gain (loss) on valuation of debt instruments at fair value through other comprehensive income	4		(9,693)		11,274
Valuation gain (loss) on cash flow hedges	4,7		(81,301)		64,488
Other comprehensive income from cash flow hedges reclassified to profit or loss	4		108,770		(41,121)

Total other comprehensive income (loss)		~~W~~	(7,448)	~~W~~	23,794

Total comprehensive income for the year		~~W~~	658,045	~~W~~	452,216

The above separate statements of comprehensive income should be read in conjunction with the accompanying notes.

KT Corporation

Separate Statements of Changes in Equity

Years Ended December 31, 2020 and 2019

(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total
Balance at January 1, 2019		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	10,740,042	~~W~~	(11,251)	~~W~~	(1,021,820)	~~W~~	12,711,728

Changes in accounting policy			—		—		(6,148)		—		—		(6,148)

Adjusted balance at January 1, 2019			1,564,499		1,440,258		10,733,894		(11,251)		(1,021,820)		12,705,580

Comprehensive income
Profit for the year			—		—		428,422		—		—		428,422
Gain on valuation of financial assets at fair value through other comprehensive income	4,30		—		—		—		11,333		—		11,333
Remeasurements of the net defined benefit liability	18,30		—		—		(10,906)		—		—		(10,906)
Valuation gain on cash flow hedge	4,30		—		—		—		23,367		—		23,367

Total comprehensive income for the year			—		—		417,517		34,700		—		452,217

Transactions with equity holders
Dividends paid	32		—		—		(269,659)		—		—		(269,659)
Appropriation of retained earnings related to loss on disposal of treasury stock	23		—		—		(15,169)		—		15,169		—
Disposal of treasury stock			—		—		—		—		3,346		3,346
Others			—		—		—		—		1,813		1,813

Balance at December 31, 2019		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	10,866,582	~~W~~	23,449	~~W~~	(1,001,492)	~~W~~	12,893,296

Balance at January 1, 2020		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	10,866,582	~~W~~	23,449	~~W~~	(1,001,492)	~~W~~	12,893,296

Comprehensive income
Profit for the year			—		—		665,493		—		—		665,493
Loss on valuation of financial assets at fair value through other comprehensive income	4,30		—		—		(115)		(8,012)		—		(8,127)
Remeasurements of the net defined benefit liability	18,30		—		—		(26,790)		—		—		(26,790)
Valuation gain on cash flow hedge	4,30		—		—		—		27,469		—		27,469

Total comprehensive income for the year			—		—		638,588		19,457		—		658,045

Transactions with equity holders
Dividends paid	32		—		—		(269,766)		—		—		(269,766)
Appropriation of retained earnings related to loss on disposal of treasury stock	32		—		—		(1,690)		—		1,690		—
Acquisition of treasury stock	24		—		—		—		—		(110,097)		(110,097)
Disposal of treasury stock	24		—		—		—		—		33,213		33,213
Others			—		—		—		—		(1,134)		(1,134)

Balance at December 31, 2020		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,233,714	~~W~~	42,906	~~W~~	(1,077,820)	~~W~~	13,203,557

The above separate statements of changes in equity should be read in conjunction with the accompanying notes.

KT Corporation

Separate Statements of Cash Flows

Years Ended December 31, 2020 and 2019

(in millions of Korean won)	Notes	2020		2019
Cash flows from operating activities
Cash generated from operations	33	~~W~~	4,227,540	~~W~~	2,942,375
Interest paid			(234,211)		(238,269)
Interest received			222,101		233,247
Dividends received			132,033		128,895
Income tax refunded (paid)			68,599		(244,576)

Net cash inflow from operating activities			4,416,062		2,821,672

Cash flows from investing activities
Collection of loans			58,587		59,368
Disposal of non-current financial instruments at amortized cost			1		3,780
Disposal of financial assets at fair value through profit or loss			361		4,891
Disposal of financial assets at fair value through other comprehensive income			288		—
Disposal of investments in subsidiaries, associates and joint ventures			1,381		22,042
Disposal of assets held-for-sale			119,182		—
Disposal of property and equipment			20,162		29,201
Disposal of intangible assets			4,916		8,325
Disposal of right-of-use assets			1,862		9,121
Loans granted			(42,549)		(56,587)
Acquisition of current financial instruments at amortized cost			(190,149)		(22,034)
Acquisition of financial assets at fair value through profit or loss			(7,309)		(29,027)
Acquisition of financial assets at fair value through other comprehensive income			—		(37)
Acquisition of investments in subsidiaries, associates and joint ventures			(113,141)		(155,011)
Acquisition of property and equipment			(2,931,876)		(2,663,477)
Acquisition of intangible assets			(394,033)		(406,456)
Acquisition of right-of-use assets			(4,956)		(6,173)

Net cash outflow from in investing activities			(3,477,273)		(3,202,074)

Cash flows from financing activities
Proceeds from borrowings and bonds			1,113,964		1,829,643
Settlement of derivative assets and liabilities, net			36,594		33,635
Dividend paid			(269,766)		(269,659)
Repayments of borrowings and debentures			(1,059,065)		(1,189,773)
Settlement of derivative assets and liabilities, net			—		(9,734)
Acquisition of treasury stock			(110,097)		—
Decrease in lease liabilities			(437,171)		(464,789)

Net cash outflow from financing activities	34		(725,541)		(70,677)

Effect of exchange rate change on cash and cash equivalents			(435)		(269)

Net increase (decrease) in cash and cash equivalents			212,813		(451,348)
Cash and cash equivalents
Beginning of the year	5		1,328,397		1,779,745

End of the year	5	~~W~~	1,541,210	~~W~~	1,328,397

The above separate statements of cash flows should be read in conjunction with the accompanying notes.

Agenda No.  2

Amendment to the Articles of Incorporation

In order to expand business area, follow the Amendment of the Commercial Act, and clarify some provisions, approval of the following changes to the Articles of Incorporation is requested.

Background Information

Proposed changes to the Articles of Incorporation have been drafted following a resolution by the Board of Directors. The amendment includes –

1)

Adding items in Business Purposes in the Article of Incorporation in order to expand business field into ‘Freight Transportation Business, Cargo Transportation Intermediation Business’ to initiate digital logistics business using AI based platform, and into ‘Manufacturing and Sales of Medical Device’ to promote bio information business based on big data analysis and cloud capabilities.

2)

Deleting provision regarding the base date of dividend payout on the new shares and easing the resolution requirements in the general shareholders’ meeting when appointing audit committee members through electronic voting in accordance with the amendment of the Commercial Act and the legislation of the Electronic Securities Act.

3)	Clearly defining recipients of stock options aligning with the Commercial Act.

Background information is drafted to improve shareholder’s understanding. For more accurate excerpts, please refer to the subsequent pages. If any potential conflicts exist, the following information shall prevail.

Agenda No. 2-1, Amendment to add items in Business Purposes

Before Amendment	After Amendment	Purpose

Article 2. (Purpose) The objective of KT is to engage in the following business activities:	Article 2. (Purpose) The objective of KT is to engage in the following business activities:	Added business purposes to expand business field into Digital Logistics and Bio Information
31. Any and all other activities or businesses incidental to or necessary for attainment of the foregoing.

31. Freight Transportation Business, Cargo Transportation Intermediation Business

32. Manufacturing and sales of medical device

33. Any and all other activities or businesses incidental to or necessary for attainment of the foregoing.

Agenda No. 2-2, Amendment to reflect the amendment of the Commercial Act and the legislation of the Electronic Securities Act

Before Amendment	After Amendment	Purpose

Article 11. (Base Date Regarding Dividends of the New Shares)

In case KT issues new shares through right issues, bonus issues and stock dividends, with respect to the distribution of dividends on the new shares, the new shares shall be deemed to have been issued at the end of the fiscal year immediately prior to the fiscal year during which the new shares are issued.

Article 11. (Equal Dividends)

KT distributes dividends equally for all shares(including shares converted from convertible bonds) regardless of the issue date for the same stock, issued by the company as of the dividend base date.

Deleted the base date of dividend payout on the new shares in accordance with the Amendment of the Commercial Act Article 350-3 of Commercial Act (Effectuation of Conversion) has been deleted

Article 14. (Closing of the Register of Shareholders and the Record Date)

(1) KT shall suspend the entries of any changes into the register of shareholders regarding any rights on Shares from January 1 to January 31 of each year.

(2) KT shall let the shareholders who are entered into the register of shareholders on December 31 of each year exercise their rights thereof at the Ordinary General Meeting of Shareholders.

Article 14. (Record Date)

~~(1) KT shall suspend the entries of any changes into the register of shareholders regarding any rights on Shares from January 1 to January 31 of each year.~~

(1) KT shall let the shareholders who are entered into the register of shareholders on December 31 of each year exercise their rights thereof at the Ordinary General Meeting of Shareholders.

Deleted this Article as it is no more necessary to close the shareholder registry under the Electronic Securities Act

Before Amendment	After Amendment	Purpose

(3) KT may, for convening an Extraordinary General Meeting of Shareholders or when necessary, by a resolution of the Board of Directors, set the record date or close the register of shareholders for a certain period not exceeding three (3) months by giving at least two (2) weeks prior public notice.	(2) KT may, for convening an Extraordinary General Meeting of Shareholders or when necessary, let the shareholders who are entered into the register of shareholders on the date determined by the resolution of the Board of Directors, exercise their rights. KT shall announce the date determined by the Board of Directors before 2 weeks from the date.

Article 15. (Issuance of Convertible Bonds)

(5) For the purposes of any distribution of dividends on the shares issued upon conversion or any payment of interest on the convertible bonds, the convertible bonds shall be deemed to have been converted into shares at the end of the fiscal year immediately preceding the fiscal year in which the relevant conversion rights are exercised.

	Article 15. (Issuance of Convertible Bonds) (5) In case convertible bonds are converted into shares, KT pay interest which payment time has reached before conversion.	Deleted the base date of dividend payout on the new shares to in accordance with the Amendment of the Commercial Act Article 350-3 of Commercial Act (Effectuation of Conversion) has been deleted

Before Amendment	After Amendment	Purpose

Article 16. (Issuance of Bonds with Warrants) (5) For the purposes of any distribution of dividends on the shares issued upon exercise of warrants, shares shall be deemed to have been issued at the end of the fiscal year immediately preceding the fiscal year in which the subscription monies therefor are fully paid.	—	Deleted the base date of dividend payout on new shares to follow the Amendment of the Commercial Act Article 350-3 of Commercial Act (Effectuation of Conversion) has been deleted

Article 18. (Convening of General Meeting)

(1) Ordinary General Meeting of Shareholders shall be convened within three (3) months after the end of each fiscal year, and Extraordinary General Meeting of Shareholders may be convened at any time, by the Representative Director (In these Articles of Incorporation, the Representative Director means the one elected at the General Meeting of Shareholder, pursuant to the Paragraph (1) of Article (25)) pursuant to a resolution of the Board of Directors except as otherwise

Article 18. (Convening of General Meeting)

(1) Ordinary General Meeting of Shareholders shall be convened within three (3) months after the date referred to paragraph (1) of Article 14, and Extraordinary General Meeting of Shareholders may be convened at any time, by the Representative Director (In these Articles of Incorporation, the Representative Director means the one elected at the General Meeting of Shareholder, pursuant to the Paragraph (1) of Article (25)) pursuant to a resolution of the Board

Amended the record date of the general shareholders’ meeting in accordance with the Amendment of the Commercial Act Article 350-3 of Commercial Act (Effectuation of Conversion) has been deleted

Before Amendment	After Amendment	Purpose

provided by the relevant laws and regulations. Provided, however, that Paragraph (2) of Article (29) shall apply mutatis mutandis in the event the Representative Director fails to perform his duties.

of Directors except as otherwise provided by the relevant laws and regulations. Provided, however, that Paragraph (2) of Article (29) shall apply mutatis mutandis in the event the Representative Director fails to perform his duties.

Article 22. (Method of Adoption of Resolutions)

Resolutions of the General Meetings of Shareholders, except as otherwise provided by the relevant laws and regulations, shall be adopted if the approval of a majority vote of the shareholders present at such meeting is obtained and such majority also represents at least one-fourth (1/4) of the total number of shares issued and outstanding.

Article 22. (Method of Adoption of Resolutions)

Resolutions of the General Meetings of Shareholders, except as otherwise provided by the relevant laws and regulations, shall be adopted if the approval of a majority vote of the shareholders present at such meeting is obtained and such majority also represents at least one-fourth (1/4) of the total number of shares issued and outstanding.

However, In which voting rights can be exercised electronically, members of the Audit Committee can be elected with the approval of a majority vote of the shareholders present at the General meeting is obtained

Amended to ease the resolution requirements in the general shareholders’ meeting when appointing audit committee members through electronic voting, pursuant to the Amendment of the Commercial Act

Article 542-12-8 of Commercial Act (Composition of Audit Committee)

Before Amendment	After Amendment	Purpose

Article 49. (Payment of Dividends)

(4) The dividends referred to in Paragraphs (1) and (3) shall be paid to the shareholders or registered pledgees who are registered in the registry of shareholders as of the end of each fiscal year or as of the fixed interim dividend date.

Article 49. (Payment of Dividends)

(4) The dividends referred to in Paragraphs (1) and (3) shall be paid to the shareholders or registered pledgees who are registered in the registry of shareholders as of the date referred to paragraph (1) of Article 14 or as of the fixed interim dividend date.

Amended to change the dividend payment base date to follow the Amendment of the Commercial Act Article 350-3 of Commercial Act (Effectuation of Conversion) has been deleted

Agenda No. 2-3, Amendment to clearly define recipients of stock options

Before Amendment	After Amendment	Purpose

Article 10. (Stock Options)

(1) KT may grant stock options to its officers and employees who have contributed, or are capable of contributing, to the establishment, management or technical innovation of KT, except for officers or employees in any of the following cases, by a Special Resolution of the General Meeting of Shareholders pursuant to Article 340-2 and Article 542-3 of the Commercial Code of Korea, to the extent not exceeding fifteen percent (15%) of the total number of issued shares, provided that KT may grant stock options by a resolution of the Board of Directors adopted by affirmative votes of two-thirds (2/3) of the directors in offices, to the extent not exceeding one percent (1%) of the total number of issued shares. In such case, the provision of the latter part of the Proviso of Paragraph 1 of Article 38 shall apply mutatis mutandis:

Article 10. (Stock Options)

(1) KT may grant stock options to its officers and employees who have contributed, or are capable of contributing, to the establishment, management or technical innovation of KT, except for officers or employees in any of the following cases, by a Special Resolution of the General Meeting of Shareholders pursuant to Article 340-2 and Article 542-3 of the Commercial Code of Korea, to the extent not exceeding fifteen percent (15%) of the total number of issued shares, provided that KT may grant stock options by a resolution of the Board of Directors adopted by affirmative votes of two-thirds (2/3) of the directors in offices, to the extent not exceeding one percent (1%) of the total number of issued shares. In such case, the provision of the latter part of the Proviso of Paragraph 1 of Article 38 shall apply mutatis mutandis:

Amended to clearly define recipients of stock options aligning with Article 30-2 of the Enforcement Decree of the Commercial Act (Stock Options)

Before Amendment	After Amendment	Purpose

1. The largest shareholder of KT and the Related Person thereto (refers to the Related Person as prescribed in Paragraph 2-5, Article 542-8 of the Commercial Code of Korea. The same shall apply in this Article);

2. Major Shareholders (refers to the Major Shareholders as prescribed in Paragraph (2-6) of Article 542-8 of the Commercial Code of Korea. The same shall apply hereinafter) and the Related Person thereto; or

3. Any person who shall become a Major Shareholder of KT by exercising his/her stock options.

1. The largest shareholder of KT and the Related Person thereto (refers to the Related Person as prescribed in Paragraph 2-5, Article 542-8 of the Commercial Code of Korea. The same shall apply in this Article); However, anyone who has become an officer of KT and thus becomes the Related Person is excluded (Including such officers who are not engaged full time at the affiliates as a director or an auditor).

2. Major Shareholders (refers to the Major Shareholders as prescribed in Paragraph (2-6) of Article 542-8 of the Commercial Code of Korea. The same shall apply hereinafter) and the Related Person thereto; However, anyone who has become an officer of KT and thus becomes the Related Person is excluded (Including such officers who are not engaged full time at the affiliates as a director or an auditor).

3. Any person who shall become a Major Shareholder of KT by exercising his/her stock options.

Addendum

Before Amendment	After Amendment	Purpose

—	ADDENDUM (March 29, 2021) Article 1. (Enforcement Date) These Articles of Incorporation shall become effective as of the date of resolution of the General Meeting of Shareholders	Amended to add effective date of amended Articles of Incorporation as of date of the resolution at the Annual General Meeting of Shareholders.

Agenda No. 3

Election of Directors

Pursuant to Article 382(Appointment of Directors, Relationship with Company and Outside Directors) and Article 542-8(Appointment of Outside Directors) of the Commercial Act, Article 25(Election of the Representative Director and Directors) and Article 42(Outside Director Candidates Recommendation Committee) of the Articles of Incorporation, approval of the election of directors is hereby requested.

At the 39th Annual General Meeting of Shareholders, a total of four (4) directors shall be elected – two inside directors and two outside directors. The Representative Director has recommended two candidates for inside directors with the consent of the Board of Directors. The Outside Director Nominating Committee has nominated one outside director candidate. The outside director candidate nominated by the Board of Directors, to become an Audit Committee member, is further disclosed in detail in the Agenda No.4 – Election of an Outside Director to become an Audit Committee Member in accordance with the Article 542-12 of the Commercial Act (Composition of Audit Committee).

Biographies of candidates are disclosed in the subsequent pages.

<Agenda No. 3-1, Inside Director Candidate> Full Name: Mr. Jong-Ook Park Current Occupation: Head of Corporate Planning Group, President, KT
Date of Birth	January 24, 1962
Recommended by	Representative Director w/ the consent of BOD
Relation to the Largest Shareholder	None
Transactions with the Company (recent three years)	None
Taxes in Arrears / Management of any Insolvent Companies / Statutory Reasons for Disqualification (recent five years)	None
Service Term	March 29, 2021 to the 2022 AGM (one-year term)

• Educational Background

• 1992	Master’s in Law, Chonnam National University

• 1987	Bachelor’s in Law, Chonnam National University

• Professional Associations
• 2020 – Present	Head of Corporate Planning Group, KT Corporation

• 2015 – 2019	Head of Strategy Planning Office, KT Corporation

• 2014 – 2014	Head of IT Strategy Business Unit, KT Corporation

• 2012 – 2012	Head of ITS, Chief Executive Officer, ITS

• Rationale for Recommendation

Mr. Park as the head of Corporate Planning Group has executed strategic plans to lead changing market environment, and has played a major role in laying the basis for sustainable growth through suggesting directions for the Company to transform into a Digital Platform operator.

Furthermore, he has contributed significantly to enhance the Company’s corporate value by strengthening synergy between the Company and the Company’s affiliated subsidiaries, reorganizing the group portfolio, and actively investing and cooperating with other entities.

In addition, he has actively participated in the Board of Directors as an Inside Director, making efforts to enhance the long-term corporate value for shareholders and the Company. His expertise in legal and finance sectors contributed to the establishment of more transparent corporate governance and compliance systems within the Company. Such positive transformation is expected to provide more transparency and trust to the Company’s shareholders and will be a strong foundation for the Company’s growth from a long-term perspective.

In FY 2021, the Company has set a new strategic plan to transform into a Digital Platform operator for the sustainable growth. As a part of such initiatives, Mr. park is expected to contribute in establishing a mid to long-term strategy to accelerate the Company’s transformation and growth. Therefore, Mr. Park is recommended as a candidate.

<Agenda No. 3-2, Inside Director Candidate> Full Name: Mr. Kook-Hyun Kang Current Occupation: Head of Customer Business Group, President, KT
Date of Birth	September 8, 1963
Recommended by	Representative Director w/ the consent of BOD
Relation to the Largest Shareholder	None
Transactions with the Company (recent three years)	None
Taxes in Arrears / Management of any Insolvent Companies / Statutory Reasons for Disqualification (recent five years)	None
Service Term	March 29, 2021 to the 2022 AGM (one-year term)

• Educational Background
• 1989	Master’s in Management Science, KAIST

• 1986	Bachelor’s in Economics, Korea University
• Professional Associations
• 2020 – Present	Head of Customer Business Group, KT Corporation

• 2018 – 2019	Head of KT Skylife, Chief Executive Officer, KT Skylife

• 2016 – 2017	Head of Marketing Group, KT Corporation

• 2014 – 2015	Head of Marketing Strategy Unit, KT Corporation

• 2013	Head of Device Unit, KT Corporation

• 2012	Head of Product Unit, KT Corporation

• Rationale for Recommendation

Mr. Kang possesses extensive marketing experience in wired and wireless communication business, and as the head of Customer Business Group of the Company in 2020, he played a huge role in the growth of the Company’s core business by establishing strategies in the B2C business.

In particular, Mr. Kang made an effort to build a warm, customer-friendly image of the Company through the ‘Contain in Heart’ campaign. He has executed customer-oriented management by creating excellent performance in the B2C field, such as strengthening the O2O business through customer-driven self-innovation.

In addition, he has contributed to maximize the synergy in the group media business by suggesting strategic directions for the Company to leap forward as a comprehensive media provider and by consolidating media capabilities within the group.

FY 2021 is an important year for the Company to transit to Digital Platform operator based on Telco’s business competitiveness. Mr. Kang is expected to contribute a significant role in driving change and innovation with his outstanding insights and proven management skills in the Telco and Media sectors to further enhance quality of customer’s life and the Company’s corporate value. Therefore, Mr. Kang is recommended as a candidate.

<Agenda No. 3-3, Outside Director Candidate> Full Name: Mr. Gang-Cheol Lee Current Occupation: Outside Director, Paju Country Club
Date of Birth	May 6, 1947
Recommended by	Outside Director Nominating Committee
Relation to the Largest Shareholder	None
Transactions with the Company (recent three years)	None
Taxes in Arrears / Management of any Insolvent Companies / Statutory Reasons for Disqualification (recent five years)	None
Other Board Service	Outside Director at Paju Country Club
Service Term	March 29, 2021 to the 2024 AGM (three-year term)

• Educational Background
• 1974	Bachelor’s in Political Science and Diplomacy, Kyungpook National University

• Professional Associations
• 2021 – Present	Advisor, Daedong Co.

• 2020 – Present	Outside Director, Paju Country Club

• 2020 – Present	Outside Director, KT Corporation

• 2017 – 2018	Non-standing Auditor, UltraV Co., Ltd.

• 2013 – 2016	Advisor, K4M Co., Ltd.

• 2006 – 2008	Presidential Special Aide for Political Affairs

• 2005 – 2008	Director, Shinhan Scholarship Foundation

• 2005	Senior Secretary, Civil and Social Affairs, Office of the President

• Rationale for Recommendation

Mr. Lee served as a senior presidential secretary for Civil Society Affairs, and has a high interest and insights in strengthening corporate social responsibility.

While serving as an Outside Director of the Company, Mr. Lee served as the chairman of the Sustainability Management Committee, and presented directions for the establishment of the Company’s sustainable management plan. He actively supported the implementation of social responsibility of the Company by directly participating in social contribution activities organized by the Company.

In addition, Mr. Lee provided sincere suggestions to create a stable and transparent governance structure as the chairman of the Governance Committee, and contributed significantly to the Company’s nomination as an excellence governance company by an external evaluation agency, KCGS, last year.

The Company is expected to be an ESG leader based on Mr. Lee’s proven competence, experience, expertise and sincerity during his tenure for the past three-years. Therefore, Mr. Lee is recommended as a candidate.

• Candidate’s Plan as Outside Director

Mr. Lee plans to support the Company’s sustainable management activities through providing professional advice on ESG management activities that have recently increased in importance, and ultimately contribute to enhance corporate value. Mr. Lee, as a member of the Board of Directors, will be actively involved in board meetings not only to oversee the management but also to protect interests of the Company’s shareholders and support the best decision-making. He will also request and provide information, expert advice, etc. necessary for reviewing agendas so that he can play the role of supervision of the Company’s management activities.

Board of Directors - Activity & Tenure Status

1) Summary of Meeting Attendance

Outside Directors	Percentage of Attendance*
• Outside Directors

Dae-You Kim	92%

Gang-Cheol Lee	92%

Hee-Yol Yu	100%

Tae-Yoon Sung	100%

Chung-Gu Kang	100%

Chan-Hi Park	100%

Eun-Jung Yeo	100%

Hyun-Myung Pyo	100%

*	Percentage of attendance is calculated over FY 2020

2) Comparison of BOD Members

Before AGM	After AGM
• Inside Directors

Hyeon-Mo Ku	Hyeon-Mo Ku

Jong-Ook Park	Jong-Ook Park

Yoon-Young Park	Kook-Hyun Kang

• Outside Directors

Dae-You Kim*	Dae-You Kim*

Gang-Cheol Lee	Gang-Cheol Lee

Hee-Yol Yu	Hee-Yol Yu

Tae-Yoon Sung*	Tae-Yoon Sung*

Chung-Gu Kang*	Chung-Gu Kang*

Chan-Hi Park	Chan-Hi Park

Eun-Jung Yeo*	Eun-Jung Yeo*

Hyun-Myung Pyo	Hyun-Myung Pyo

*	Members of the Audit Committee
Represents directors who are new candidates for KT Board of Directors

3) Tenure Status of BOD Members

	Name	Initial Appointment	Recent Appointment	End of Tenure
Inside Directors	Hyeon-Mo Ku	March 2020	March 2020	AGM 2023
	Jong-Ook Park	March 2020	March 2021*	AGM 2022*
	Kook-Hyun Kang	March 2021*	March 2021*	AGM 2022*
Outside Directors	Dae-You Kim	March 2018	March 2021*	AGM 2024*
	Gang-Cheol Lee	March 2018	March 2021*	AGM 2024*
	Hee-Yol Yu	March 2019	March 2019	AGM 2022
	Tae-Yoon Sung	March 2019	March 2019	AGM 2022
	Chung-Gu Kang	March 2020	March 2020	AGM 2023
	Chan-Hi Park	March 2020	March 2020	AGM 2022
	Eun-Jung Yeo	March 2020	March 2020	AGM 2023
	Hyun-Myung Pyo	March 2020	March 2020	AGM 2023

*	implies the date under the assumption of approval of election at the 39th AGM.
Refers to directors who are new candidates for KT Board of Directors

Agenda Item No.  4

Election of an Outside Director to become an Audit Committee Member

Pursuant to the Article 542-11(Audit Committee) and Article 542-12(Composition of Audit Committee) of Commercial Act, approval of the election of an Outside Director to become an Audit Committee Member is hereby requested.

At this Annual General Meeting of Shareholders, one (1) Outside Director to become an Audit Committee Member will be elected.

Limit on Exercising Voting Rights for Election of the Members of the Audit Committee

The Article 409 of the Commercial Act stipulates that any shareholder who holds more than 3% of the total issued shares with voting rights may not exercise his or her vote in respect of such excess shares beyond the “3% limit” when exercising voting rights with respect to election of members of the audit committee (Agenda No. 4). Please note that the shareholders who own more than 3% of KT’s voting shares, equivalent to 7,255,263 shares, are not entitled to exercise any voting rights exceeding the “3% limit”.

Biography of the candidate is included in the subsequent pages.

<Agenda No. 4, Outside Director Candidate to become an Audit Committee Member> Full Name: Mr. Dae-You Kim Current Occupation: Outside Director, DB Life Insurance Co., Ltd.

Date of Birth	July 21, 1951

Recommend by	Board of Directors

Relation to the Largest Shareholder	None

Transactions with the Company (recent three years)	None

Taxes in Arrears / Management of any Insolvent Companies / Statutory Reasons for Disqualification (recent five years)	None

Other Board Service	Outside Director & Audit Committee Member, DB Life Insurance Co., Ltd.

Service Term	March 29, 2021 to the 2024 AGM (three-year term)

• Educational Background

• 1993	M.A., Public Policy & Administration, University of Wisconsin

• 1977	M.A. Completed, Graduate School of Public Administration, Seoul National University

• 1975	B.A., International Trade, Seoul National University

• Professional Associations
• 2018 – Present	Outside Director & Audit Committee Member, DB Life Insurance Co., Ltd.

• 2010 – 2016	Vice Chairman, Wonik Investment Partners

• 2010 – 2013	Affairs Professor, Hanyang University

• 2008 – 2010	Chair-Professor, Kangwon Univ. / Research Fellow, KDI

• 2007 – 2008	Economic Policy Top Secretary, Presidential Secretariat (Vice Minister Level)

• 2006 – 2007	The 9th Director, National Statistical Office (Vice Minister Level)

• Rationale for Recommendation

Mr. Kim served for a long time in the Ministry of Finance and Economy (Currently, the Ministry of Strategy and Finance) as an expert in economic policy, and served as the Presidential Secretary for Economic Policy and the Director of National Statistical Office.

While serving as a member of the Company’s Audit Committee, Mr. Kim faithfully fulfilled the role of management supervision by complying with laws and standards and faithful to the basics and principles. In addition, he actively suggested the direction of the Company’s development based on his expertise and macro views. In recognition of his competence and qualifications as an audit committee member, he also serves as an auditor of other entity, DB Life Insurance Co.

He led the Board of Directors in a balanced view as the Chairman of the Board, and played the role of Chairman with an objective view, such as collecting internal and external opinions and delivering them to the management.

Mr. Kim’s expertise, objective and balanced perspective through his activities of the Board of Directors are expected to contribute to the Company’s growth direction in transforming into a Digital Platform operator and further enhancing transparency in corporate management. Therefore, the Board of Directors hereby recommends Mr. Kim as a candidate for the Outside Director to become an Audit Committee Member.

• Candidate’s Plan as Outside Director to become an Audit Committee Member

Mr. Kim plans to actively participate in the Board of Directors and make the best decisions to improve corporate value and contribute to the protection of shareholder rights. He intends to set clear goals to management and prevent potential risks expected in the decision-making process on management issues.

As an Audit Committee Member, Mr. Kim will faithfully perform the role of managerial supervision to enhance the Company’s management and accounting transparency. He plans to receive frequent reports on major issues such as industrial characteristics, changes in the management environment, and changes in laws and regulations so that audit work can be carried out more effectively.

Agenda Item No.  5

Approval of Ceiling Amount on Remuneration for Directors

Pursuant to Article 388 (Remuneration of Directors) of the Commercial Act and Article 31 (Remuneration and Severance Payment for Directors) of Articles of Incorporation of KT, approval of a ceiling amount on remuneration for directors is hereby requested.

The compensation of all directors is deliberated by the Evaluation and Compensation Committee which consists of outside directors only. The committee also is responsible for evaluating the performance of the Representative Director, and proposing the ceiling amount on the directors’ remuneration for shareholders’ approval.

In determining the ceiling amount on remuneration for directors, the following factors are considered: annual salary, short-term and long-term performance based incentives as well as provisions for severances and allowances. Actual amounts paid for the recent three years are disclosed in the “Report on Standards and Method of Payment for Remuneration of Directors.” Included herein.

For FY2021, ceiling amount, proposed by the BOD, on remuneration for directors is KRW 5.8 billion.

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